Exhibit 99.1

Contacts:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Fiscal Year 2014 Financial Results

Company reports $2.0 million of net income for fiscal 2014

Newton, MA, December 16, 2014 Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced net income of $2.0 million or $0.13 per common share for the fiscal year ended September 30, 2014 and the filing of its Annual Report on Form 10-K.

“We successfully completed the restructuring of the Company which we started last year,” reported Peter Sulick, Chairman and CEO. “During 2014, we sold our lead paint and gamma medical probe businesses, refinanced senior debt which had been in default, reduced our total outstanding debt to $5.6 million from $9.8 million, added needed capacity to our optical coatings business by acquiring DichroTec Thin Films, LLC and returned the Company to profitability. I am particularly excited to report that our four optics business units grew their revenues by 19% in 2014 which substantially offset the revenues associated with the two instrument businesses we sold. In fact, we achieved record revenues at three of our optics business units and saw a substantial increase at the fourth. We believe these business units will continue to generate solid revenue growth in 2015 and beyond.”

“We also completed the spin out of our tissue sealant technology to the newly-formed joint venture, Xcede Technologies, and raised $1.4 million of convertible notes from external investors, including officers and directors of the Company, during fiscal year 2014 to fund on-going development of this exciting new technology.” Continued Mr. Sulick, “Xcede expects to begin its first in human trials during 2015.”

Net income in 2014 was $2.0 million or $0.13 per common share compared to a net loss of $8.7 million or $0.59 per common share in 2013. The net income in 2014 included a $1.3 million gain from the sale of two businesses while the net loss in 2013 included an asset impairment charge of $6.8 million. Excluding the gain on sale in 2014 and the asset impairment charge in 2013, our adjusted net income was $0.7 million in 2014 compared to a loss of $1.9 million in 2013. Our net income in both years was reduced by approximately $0.8 million of losses from our Biomedical segment, which includes the results of the newly formed Xcede Technologies in 2014.

Revenues declined $0.5 million to $42.3 million in 2014 compared to $42.8 million in 2013. Excluding the revenues of the Instruments businesses which were sold in the first quarter of 2014, our adjusted revenues increased 10.3% to $41.5 million in 2014 from $37.6 million in 2013 primarily due to revenue volume growth across all four business units in the Optics segment.

Gross profit for fiscal year 2014 decreased $1.4 million or 7.5% to $16.7 million from the prior year amount of $18.1 million. Gross profit as a percentage of revenue decreased to 39.5% from 42.3% at September 30, 2013 primarily as a result of higher gross profit margins from the Instruments businesses that were sold in the first quarter of fiscal year 2014. Excluding the Instruments businesses, adjusted gross profit increased $0.7 million or 4.8% to $16.4 million in 2014 from $15.7 million in 2013.

Total operating expenses decreased $12.2 million to $14.0 million or 33.2% of revenue in 2014, from $26.2 million in 2013. Total operating expenses included a $1.3 million gain from the sale of the Instruments businesses in 2014 and a $6.8 million asset impairment charge in 2013. Excluding the gain on sale in 2014 and the asset impairment charge in 2013, adjusted total operating expenses decreased $4.1 million primarily as a result of the lower costs resulting from the sale of the Instruments businesses in the first quarter of 2014 and also associated with the Instruments businesses which were sold in the first quarter of fiscal year 2014 as well as cost savings in the Contract Research segment in 2014.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 4:15 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the conference call can go to the event page at http://www.videonewswire.com/event.asp?id=101147 or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release also contains (i) a measure of our net income excluding the gain on sale of our lead paint and gamma medical probe businesses and our net loss excluding asset impairment charges and (ii) a measure of adjusted revenues, adjusted gross profits and adjusted SG&A expenses for fiscal years 2014 and 2013 depicting revenues, gross profit and SG&A expenses “as if” the Instruments businesses which were sold in the first quarter of 2014 had been sold prior to the start of fiscal year 2013. The Company believes that the inclusion of these non-GAAP financial measures help investors to gain a meaningful understanding of the Company’s core operating results and enhances comparing such performance with prior periods. Our management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods. The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, uncertainty of the impact of the DichroTec acquisition, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2014	September 30, 2013
ASSETS
Current Assets
Cash and cash equivalents	$3,842,000	$2,437,000
Accounts receivable, net	3,240,000	3,657,000
Costs in excess of billings and unbilled receivables	1,235,000	1,537,000
Inventories, net of reserves	2,954,000	3,140,000
Prepaid expenses and other current assets	919,000	1,292,000
Total current assets	12,190,000	12,063,000

Property, Plant and Equipment, net	6,518,000	4,774,000
Other Assets
Intangibles, net	1,383,000	3,485,000
Goodwill	6,247,000	6,241,000
Deferred financing costs, net	39,000	114,000
Total other assets	7,669,000	9,840,000

Total Assets	$26,377,000	$26,677,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$2,329,000	$9,819,000
Capital lease obligations, current	134,000	124,000
Convertible notes	1,433,000	-
Accounts payable	1,602,000	2,056,000
Deferred revenue	103,000	516,000
Accrued expenses and other liabilities	2,503,000	2,847,000
Total current liabilities	8,104,000	15,362,000

Long-term Liabilities
Long-term debt, net of current portion	3,282,000	-
Capital lease obligations, net of current portion	95,000	232,000
Pension liability	318,000	250,000
Deferred tax liability	264,000	187,000
Total long-term liabilities	3,899,000	669,000

Stockholders' Equity
Dynasil stockholders’ equity	14,383,000	10,646,000
Noncontrolling interest	(69,000)	-
Total stockholder’s equity	14,314,000	10,646,000

Total Liabilities and Stockholders' Equity	$26,377,000	$26,677,000

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2014	2013
Net revenue	$42,309,000	$42,753,000
Cost of revenue	25,579,000	24,667,000
Gross profit	16,730,000	18,086,000
Operating expenses:
Sales and marketing	1,408,000	1,747,000
Research and development	1,343,000	2,307,000
General and administrative	12,581,000	15,372,000
Gain on sale of assets	(1,297,000)	-
Impairment of goodwill and long-lived assets	-	6,829,000
Total operating expenses	14,035,000	26,255,000
Income (loss) from operations	2,695,000	(8,169,000)
Interest expense, net	713,000	861,000
Income (loss) before taxes	1,982,000	(9,030,000)
Income tax (credit)	(21,000)	(303,000)
Net income (loss)	2,003,000	(8,727,000)
Less: Net loss attributable to noncontrolling interest	(69,000)	-
Net income (loss) attributable to common stockholders	$2,072,000	$(8,727,000)

Net income (loss)	$2,003,000	$(8,727,000)
Other comprehensive income (loss):
(Increase) decrease in pension liability	(68,000)	93,000
Foreign currency translation	13,000	(2,000)
Total comprehensive income (loss)	$1,948,000	$(8,636,000)

Basic net income (loss) per common share	$0.13	$(0.59)
Diluted net income (loss) per common share	$0.13	$(0.59)

Weighted average shares outstanding
Basic	15,415,408	14,812,858
Diluted	15,429,664	14,812,858